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                                 EXHIBIT 9(a)

                         UNIVERSITY ADVISORY COMPANY
                         2001 Ross Avenue, Suite 4600
                             Dallas, Texas   75201



December 16, 1997



TO:  THE LIMITED PARTNERS OF
     UNIVERSITY REAL ESTATE PARTNERSHIP V


To Our Partners:

On December 3, 1997, University Advisory Company ("UAC") received notice that Accelerated High Yield Institutional Fund 1, L.P., MacKenzie Patterson Special Fund, Peachtree Partner and Accelerated High Yield Pension Investors, L.P. (the "Bidders") were commencing a tender offer for 15,270 income units (the "Units") of University Real Estate Partnership V, Ltd. (the "Partnership") at a price of $45.00 per Income Unit (the "MP Offer"). You should be aware that the MP Offer was not solicited by the Partnership and that the Partnership's management was not aware of the terms of the MP Offer until the offer had commenced.

In addition to the MP Offer, it is our understanding that Income Unitholders have received, or will receive, offers for under five percent (5%) of the outstanding Income Units from Everest Properties II, LLC ("Everest") for $55 per Income Unit (the "Everest Offer") and also from Bond Purchase, LLC ("Bond") for $57 per Income Unit (the "Bond Offer"). In response to the Everest Offer, MacKenzie Patterson has increased its offer to $55 per Income Unit.

The attached Schedule 14D-9, which is being filed today with the Securities and Exchange Commission (the "14D-9 Filing") discusses in greater detail the recommendations and responses of the Partnership with respect to the MP Offer as well as the Everest Offer and the Bond Offer, collectively referred to as the Offers. We believe that the 14D-9 Filing contains very important information which you should consider before you reach a decision with respect to the Offers.

Since December 3, 1997, when the MP Offer was made public, the Partnership's management and its advisors have conducted a review of the terms of the MP Offer and, subsequently the Everest Offer and the Bond Offer and have also explored various possible alternatives which might be (or become) available to the Partnership and/or the Limited Partners. As a result of these examinations, the Partnership has reached the conclusion that NONE OF THE OFFERS IS IN THE BEST INTERESTS OF EITHER THE PARTNERSHIP OR THE LIMITED PARTNERS, AND THE PARTNERSHIP STRONGLY RECOMMENDS THAT THE OFFERS SHOULD BE REJECTED. Some of the factors which caused the Partnership to reach these conclusions are summarized below and were considered along with other factors in reaching the recommendation, all of which are discussed in more detail in Item 4 of the 14D-9 Filing.

The decision whether to accept the MP Offer, the Everest Offer or the Bond Offer is solely at the discretion of each investor. YOU NEED TAKE NO ACTION WHATSOEVER IF YOU DO NOT WISH TO ACCEPT ANY OF THE OFFERS. YOU SHOULD KNOW THAT UAC AND OTHERS ARE CONTEMPLATING TENDER OFFERS FOR UNITS AT A HIGHER PRICE THAN THE OFFERS ALTHOUGH THERE IS NO ASSURANCE THAT ANY SUCH OFFER WILL BE MADE.
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With respect to the determination by the Partnership that the Offers are NOT in the best interest of the Limited Partners, the Partnership and its advisors considered, among other reasons, the following:

 . THE PRICE PER UNIT OFFERED IN THE OFFERS DO NOT ADEQUATELY REFLECT THE VALUES
  INHERENT IN THE UNITS.  No active trading market exists for the Units.
  Because the Units are not traded on an exchange they are essentially illiquid. The Partnership believes that such trading prices do not reflect the values inherent in the Units. The price per Unit offered by MP is even lower than the Estimated Liquidation Value per Unit estimated by MP.

 . A SIGNIFICANT PORTION OF THE PURCHASE PRICE COULD GO TO PAY TAXES. Although each limited partner's tax situation is different and the Partnership has not prepared an analysis of the tax ramifications of the Offers, it is likely that most partners will pay income tax on an amount of income substantially greater than the actual cash to be received from the Offers. The Partnership strongly recommends that each limited partner consult his/her tax advisor on the tax ramifications of this tender offer and the effect of any negative capital accounts.

 . UNIVERSITY ADVISORY COMPANY AND OTHER PARTIES ARE CONTEMPLATING TENDER OFFERS
  FOR THE UNITS AT A HIGHER PRICE THAN THE OFFERS. UAC has been engaged in discussions and negotiations with other parties which are considering joining with UAC or its affiliates in making a tender offer for the Units of the Partnership at a price per Unit in excess of the prices offered by MP, Everest and Bond. There can be no assurance that any such offer will be commenced or, if commenced, the precise terms of the offer, including the price or number of Units sought, or whether the offer will be consummated.

 . MP'S INTENTIONS ARE TO TAKE CONTROL OF THE PARTNERSHIP. The MP Offer does not fully disclose their intentions to seek control of the Partnership. It is the Partnership's belief that it is MP's intention to gain control of the Partnership by acquiring Units.

 . MP'S SUITABILITY / INTENTIONS. If the MP Offer is successful, MP could be in a position to influence voting decisions with respect to the Partnership and thereby control Partnership operations directly by removal of the general partner, or indirectly through a controlling vote on Partnership matters, including any amendments to the Partnership Agreement. The MP Offer does not disclose whether MP or one of its affiliates has expertise in the management of partnerships similar to the Partnership. Furthermore, MP has not provided any information regarding its plans in the event that it acquires control of the business of the Partnership. As a result, the Partnership cannot fully evaluate MP?s past performance record, expertise or intentions.

The decision whether to accept any of the Offers is an individual decision by each limited partner. No action taken by MP, Everest or bond or any other investor or group of investors will affect your current ownership of Units in the Partnership, unless you elect to sell your interest in the Partnership. If you have already accepted any of the Offers and wish to change your mind and rescind your tender, you may do so in accordance with the materials furnished with such offer. Alternatively, you may rescind your tender by written or facsimile notification to the Depositary at Wallace Sanders & Company, 8131 LBJ Freeway, Suite 875, Dallas, Texas 75251, Attention: University V Tender Offers (or by facsimile at 972/669-3462), which notification, if sent sufficiently before the expiration of the relevant Offer, will then be forwarded to the appropriate person. The withdrawal notice must be signed by the person(s) who signed the tender form in the same manner as the tender form was signed.
Tenders may be withdrawn in this manner at any time prior to the expiration date of the relevant Offer (which is December 31, 1997 in the case of the MP offer).

We will stay in communication with you during this process and keep you appraised of further developments both with respect to the MP Offer, the Everest Offer, the Bond Offer and/or the possible tender offer from University Advisory Company.
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In the meantime, the Partnership has enlisted the services of EquiNet Fund
Administrators, Inc. as an Information Agent to respond to your questions or concerns regarding any of the Offers or the Partnership's response. A toll free number (1-800-736-8036) will be answered by informed representatives 8:30 am to 5:00 pm, Monday through Friday.

Sincerely,

UNIVERSITY ADVISORY COMPANY

By:  OS General Partner Company,
     its General Partner


     By:  /s/ David K. Ronck
          -----------------------
          David K. Ronck
          Vice President